(THE BRATTLE GROUP LOGO)                                               Exhibit 9


                                                                       CAMBRIDGE

                                                                   SAN FRANCISCO

                                                                      WASHINGTON

                                                                        BRUSSELS

                                                                          LONDON


October 5, 2005



Niles Chura
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, TX 75240

Dear Niles:

This letter-report is in response to the request made by Highland Capital Management for The Brattle Group to estimate the value of the wireless spectrum that has been designated for use in provision of mobile satellite services combined with ancillary terrestrial components, and, to the extent possible, to estimate the value of this spectrum allocated to the L and S Bands. In this letter-report, we provide a summary of our results, followed by a more detailed discussion of our methodology and analysis.

USE OF BRATTLE ANALYSIS

We developed this estimate of spectrum value as general information for Highland Capital Management. Our analysis was completed within tight time constraints in order to meet Highland's schedule. We believe that the approach that we employed for this engagement is appropriate, especially in light of this time constraint and the scope of available data. It is possible that aspects of our approach and/or the results of our analysis may have been different if we had additional time to delve into an expanded analysis and/or if additional data were made available.

This letter-report is not intended to be and should not be used as an expert report or as the basis for expert testimony related to or in support of any litigation. Preparation of reports designed to support expert testimony may involve additional levels of analysis and/or may require that different individuals be designated as experts to meet specific qualification requirements.

Analysis of this type involves various assumptions concerning industry-specific issues, such as revenue and cost trends and projections. Neither The Brattle Group nor, in our view, any other party can give assurance that the assumptions used will prove to be correct or that estimates of spectrum value will match actual results. The Brattle Group, therefore, can not and does not accept liability for losses or other consequences suffered, whether direct or consequential, arising out of any reliance on our analysis.

Any distribution or presentation of the contents of our work, either in summary or other fashion, must be accompanied by this discussion of the appropriate use of Brattle's analysis.

                   44 Brattle Street Cambridge, MA 02138-3736
Voice 617.864.7900        Facsimile 617.864.1576        email office@brattle.com



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October 7, 2005
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SUMMARY

We estimated the value of spectrum designated for use in provision of mobile satellite services combined with ancillary terrestrial components (MSS/ATC spectrum), as well as the value of spectrum specific to the L and S Bands. We quantified our estimates of spectrum value to the extent possible, but necessarily applied a qualitative adjustment to our quantitative analysis.

We quantified the current and potential values of MSS/ATC spectrum in general (referred to sometimes herein as "generic" MSS/ATC spectrum).(1) From this information, we were able to estimate the level of risk that the market attaches to an MSS/ATC undertaking, and to estimate the level of premium that the market may attach to higher volumes of bandwidth. We also used our estimates of generic MSS/ATC spectrum values as a benchmark from which we could derive an estimate of the value associated with S-Band and L-Band spectrum. We did not provide a specific quantification of spectrum value for these bands, however. Instead, we provided a qualitative indicator of the relative values of L-Band held by MSV and S-Band spectrum held by TerreStar.

We based our estimates of current market values on the "implied spectrum value" methodology applied by various financial analysts. This approach estimates the value of spectrum based on the stock prices of companies which hold MSS spectrum (after adjusting for other sources of the company's value). The implied spectrum values for MSS/ATC spectrum appears to be between approximately $0.32 and $0.35 per MHz-pop. In our view, these market-based provide the best indication of current spectrum values.

In estimating the "potential" value of MSS/ATC spectrum, we assumed that the FCC's recent order, which permits MSS operators to re-use their assigned frequencies over terrestrial wireless networks, has the strong potential to bring the value of MSS/ATC spectrum upward toward, but not equal to, the value of PCS spectrum. We reason that the value for MSS/ATC spectrum will be less than PCS spectrum because MSS/ATC spectrum involves a hybrid (i.e., satellite and terrestrial) system which requires additional costs of construction and operation (including the incremental costs associated with satellites and dual mode handsets). We estimated the incremental costs over and above the costs of building a PCS system to be from approximately $0.66 to $1.00 per MHz-pop, depending on the amount of spectrum held and the scale of the operation. Deducting this amount from the value of PCS spectrum, which we recently estimated to be approximately $1.65 per MHz-pop (based on transactions in primary and secondary markets), leaves an estimated potential value for MSS/ATC spectrum of approximately $0.65 to $0.99 per MHz-pop.

We view this estimate of potential value to be a high end estimate because it assumes a high level of efficiency in the use of spectrum and in operations. The difference between potential value and current market values provides an estimate of the risk that the market has attached to the MSS/ATC undertaking. This risk reflects the uncertainties associated with being able to complete a hybrid network and capture market share in a highly competitive mobile


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(1)  For purposes of our analysis, we in general consider MSS spectrum as
     "MSS/ATC" spectrum. To our knowledge, as of this date only MSV has applied for and has been granted authority to integrate ATC into its MSS system. For purposes of our analysis here, we assume that other MSS operators (such as TerreStar, Inmarsat and ICO) alone or through partnerships will also apply for and receive authority to integrate ATC into their MSS systems.


The Brattle Group
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October 7, 2005
Page 3

communications market, among other concerns. Our high end estimate applied a relatively low level of risk by assuming that satellite deployment went smoothly and that customer base was aligned with amount of spectrum held. If we adjust our high end estimate downward to reflect a higher level of risk, we find that our estimate is close to the target ranges for MSS/ATC spectrum values estimated by various financial analysts (e.g., Tejas Securities set targets for ICO and Motient at approximately $0.51 and $0.71 per MHz-pop, respectively). We do not specifically adopt the target spectrum values developed by the financial analysts, but find their targets to be within our range of potential value after we have made qualitative adjustment for risk.

We expect the values of S-Band and L-Band spectrum to center around the values that we estimated for generic MSS/ATC spectrum. For purposes of this discussion, we assume that MSV holds 28 MHz of L-Band spectrum and TerreStar holds 13 1/3 MHz of S-Band spectrum. Our analysis of potential value indicated that, all other things being equal, holders of more spectrum bandwidth are capable of achieving higher levels of economic efficiency than holders of lesser amounts of bandwidth. These efficiencies are reflected in higher spectrum values per MHz-pop. We refer to this possibility as a "bandwidth premium," which we estimated may be as high as $0.34 per MHz-pop. Such a premium is strongly dependent upon the needs and demands of potential acquirers or partners. Review of potential partners suggests that different types of potential partners would likely be interested in different amounts of spectrum. Specifically, existing carriers seeking to expand their networks may need, for example, 10 MHz blocks of bandwidth and not place a premium on larger blocks. Alternatively, new entrants (such as cable TV companies or a high tech brand company) may require larger blocks of spectrum in order to support a new nationwide wireless network and may place a premium on these larger blocks. However, new entrants also face higher ramp-up schedules (than established wireless communications companies would), which would serve to drive down their NPV valuations and, hence, likely serve to drive down their bid prices for spectrum. All other things being equal, it is likely that this low level (or possibly absence) of bandwidth premium makes the value of MSV's L-Band spectrum roughly equal to the value of TerreStar's S-Band spectrum on a $ per MHz-pop basis.

It is possible that "all other things" are not equal, however. The FCC in its most recent ATC order had substantially changed certain technical standards for ATC in the L-Band because of concerns with interference. It appears that interference remains an issue to be resolved and that its resolution will require coordination among the various L-Band spectrum holders. This coordination may result in additional cost and/or delay in launching services for L-Band operators. Interference (should it be present and costly to correct) would serve to lower the relative value of MSV's L-Band spectrum relative to the value of TerreStar's S-Band spectrum on a $ per MHz-pop basis.

Overall, we conclude that the low level of bandwidth premium combined with the strong possibility of interference related concerns serves to make MSV's L-Band spectrum equal to or less than the value of TerreStar's S-Band spectrum on a $ per MHz-pop basis.

As a final step, we looked again to current market valuations associated with "pure" L-Band and S-Band plays. We found that Inmarsat, which holds L-Band spectrum only, is valued (by financial analysts) at $0.10 per MHz-pop. Alternatively, ICO Global's holding of 13 1/3 MHz of S-Band spectrum is valued by financial analysts at approximately $0.31 per MHz-pop. The same financial analysts who valued the current implied values of this spectrum also estimated target


The Brattle Group
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October 7, 2005
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values of $0.29 per-MHz-pop for Inmarsat (specifically for that portion of
Inmarsat's L-Band spectrum which could be used in combination with ATC) and $0.51 per MHz-pop for ICO's S-Band spectrum. These implied spectrum values provide some anecdotal support to our qualitative findings. However, a variety of other factors are likely at play in affecting target spectrum values. With this in mind, we chose not to use these estimates to further refine or quantify our qualitative estimate of the relative values of TerreStar's S-Band and MSV's L-Band spectrum.

L-BAND AND S-BAND SPECTRUM

L-Band spectrum assigned for MSS operations (in the United States) consists of 1525-1544 MHz and 1545-1559 MHz for downlink (space-to-Earth transmissions) and 1626.5-1645.5 MHz and 1646.5-1660.5 MHz for uplink (Earth-to-space transmissions). S-Band spectrum involves the FCC's 2 GHz MSS licenses, covering 1990-2025 MHz for uplink and 2165-2200 MHz for downlink.(2) S-Band spectrum is adjacent to certain PCS spectrum. L-Band and S-Band spectrum were assigned to licensees by the FCC; this spectrum was not auctioned, as was the case with PCS spectrum.

MSV and TerreStar are each Mobile Satellite Services (MSS) licensees.(3) MSV's license for L-Band spectrum comes from American Mobile Satellite Corporation
(AMSC) which acquired Motient Communications in 1998; the new entity is known by the Motient corporate name. TerreStar's license for S-Band spectrum comes from TMI Communications and Company. In September 2005, Motient Corporation entered into a non-binding letter of intent with Skyterra Communications Inc. and TMI Communications and Company (and others) to consolidate the ownership of MSV and TerreStar within Motient.(4)

Until recently, the FCC required that L-Band and S-Band spectrum be used exclusively to complete transmissions between Earth terminals and satellites. Thus, the value of this spectrum was based on the income that could be realized by an MSS operator from provision of mobile satellite communications services. This spectrum could not be exchanged in "naked" fashion, so transactions involving the exchange of spectrum are not directly observable (as is the case with certain transactions of PCS spectrum). However, as we discuss later, the value of L-Band and S-Band spectrum may be estimated through a residual (or implied) approach.

In January 2003, the FCC released a Report and Order which permitted the addition of ancillary terrestrial components (ATCs) to MSS systems. The FCC reaffirmed its decision to permit ATCs to be part of MSS systems in its February 2005 Memorandum Opinion and Order.(5) This decision allows MSS operators to re-use their assigned frequencies over terrestrial wireless


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(2)  S-Band spectrum initially consisted of 70 MHz allocated to MSS (1990-2025
     MHz and 2165-2200 MHz) by the FCC in July 2001. In February 2003, the FCC reallocated 30 MHz (1990-2000MHz, 2020-2025 MHz, and 2165-2180 MHz) away from MSS and to fixed and mobile terrestrial services.

(3) MSS providers include: GHz MSS licenses, L-Band licenses, and Big LEO-Band licenses.

(4) Prior to this, MSV was a joint venture established in 2001 when Motient sold its satellite and related assets to MSV. Participants in the MSV joint venture included Motient, TMI, and Skyterra. Ownership of TerreStar included interests by Motient, TMI, Skyterra, and others.

(5) In the matter of Flexibility for Delivery of communications by Mobile Satellite by Mobile Satellite Services Providers in the 2 GHz Band, the L-Band, and the1.6/2.4 GHz Bands, IB Docket No. 01-185, Before the Federal Communications Commission, Memorandum opinion and order and Second Order on Reconsideration, adopted February 10, 2005.


The Brattle Group
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October 7, 2005
Page 5


networks in order to extend MSS availability to difficult to reach areas. This decision has significant consequences for MSS licensees because it serves to potentially expand their range of customers (and their income making ability). Conceivably, the revenue making ability of MSS spectrum with ATC may come to rival their terrestrial competitors (i.e., wireless providers using PCS spectrum), a considerable jump from current MSS levels. However, realizing this revenue potential also requires completing the associated hybrid network, which involves incurring significant costs.

APPROACHES TO ESTIMATING THE VALUE OF SPECTRUM

The value of wireless spectrum lies in its ability to produce income for an operator of a communications network. The value, then, associated with spectrum in the L-Band and/or S-Band is based on the income that can be derived by holders of this spectrum (such as MSV and/or TerreStar) by using such spectrum licenses in their own communications networks, or by applying these spectrum licenses to another entity's communications network.

Bidders for spectrum licenses typically estimate the value of spectrum by projecting the cash flows for provision of communications services using the subject spectrum. This income approach is based on the assumption that the value of a spectrum license is equal to the expected future benefits (income) to the license holder discounted at a rate that reflects the time value of money and the risk involved. The resulting NPV under this approach reflects the residual value associated with the business, after all costs (including costs of capital) are considered. Theoretically, a rational economic player would be willing to pay all or a portion of this residual value for the wireless spectrum license. These models include numerous (and typically layered) assumptions which requires access to (or reasonable estimates of) historic and projected market and financial data.

Another approach to estimating the value of spectrum is the market comparable approach. This approach involves observing the prices paid for equivalent licenses in the market. The market comparable approach is attractive to economists because it reflects the actual prices paid; buyers themselves have estimated the numerous assumptions that are considered under the income approach. This approach requires, however, that transactions be reasonably comparable; if not, adjustments need to be made to reflect differences in assets and other aspects in which the transaction are not comparable.

The two approaches should yield similar results because the prices paid for comparable licenses reflect the present value of the future income stream that ownership of the license being valued would provide. We have developed DCF models in support of bidders of spectrum as well as of governments estimating the likely prices to be realized in auctions. We have also reviewed various DCF models prepared by others.(6) However, these models are not transparent to outsiders in terms of pinpointing the exact combination of assumptions and inputs that an operating company would include in its proprietary DCF model.


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(6)  For example, income approach based fair market value studies were submitted in the FCC WTT Docket No. 02-55. See "Determination of the Fair Market
     Value of certain Portions of FCC Licensed Wireless Spectrum Proposed for realignment By Nextel Communications, Inc. Under FCC WT Docket No. 02-55 as of December 31, 2002," submitted by Kane Reece Associates on behalf of Verizon Wireless.


The Brattle Group
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October 7, 2005
Page 6


We examine the current market values for MSS/ATC spectrum and the "potential" value associated with such spectrum following the FCC's recent order. The current market values for several of the operators holding MSS spectrum (such as MSV and TerreStar) reflects the expectation that the spectrum will be efficiently deployed to produce income, as the networks for these companies are still in development. The potential value assumes that the operators holding MSS spectrum take full advantage of the FCC's ATC order and successfully construct a hybrid MSS/ATC network and launch the associated services. Our estimate of potential value likely will reflect an ideal state. The difference between our estimates of potential value and observed current market values reflects the risk that the market places upon the MSS/ATC undertaking. In all likelihood, should the various MSS operators deploy hybrid MSS/ATC networks, future spectrum values will fall somewhere below our estimated potential values.

Current Market Analysis

The current value of MSS/ATC spectrum can be estimated by implying spectrum values from the enterprise value of the company holding the spectrum (when enterprise value is estimated by the stock prices traded in public markets). Deducting other sources of value leaves the residual value associated with the subject spectrum. Various financial analysts who follow the MSS have estimated these implied values; we reviewed their calculations and used in them at various points in our analysis. Current market values for MSS/ATC spectrum appears to range roughly from $0.32 to $0.35 per MHz-pop.(7)

Potential Value Analysis

In estimating potential value, we make the important assumption that operators and their customers will continue to demand spectrum in the United States, and that if made available for mobile communications, additional spectrum will be acquired by mobile operators.(8) We also assume that the FCC's recent ATC decision makes MSS/ATC spectrum generally comparable with PCS spectrum, but that MSS/ATC spectrum ultimately will not prove to be as valuable as PCS spectrum because of the incremental costs associated with a hybrid network, among other issues.

We estimated the potential value of generic MSS/ATC spectrum by deducting the incremental costs and risks associated with building a hybrid network versus a terrestrial wireless network only.(9) Specifically, these incremental costs involve the costs associated with the satellite portion of the hybrid network. Effectively, this approach estimates the value of MSS spectrum by discounting the value of PCS spectrum that has been demonstrated in the market. This approach

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(7)  We have applied this method of valuation on numerous occasions. The implied spectrum values cited here, however, were calculated by various financial analysts, notably Tejas Securities Group. See equity research reports by Tejas Securities Group, Inc. and CRT Capital Group LLC covering: Motient (L-Band and S-Band), Tejas, September 2005; Inmarsat (L-Band), Tejas, September 2005; ICOGlobal (S-Band), Tejas, August 2005; Inmarsat and
     Motient (L-Band and S-Band), CRT, June 2005.

(8) For this engagement, we do not perform specific demand and supply analysis which estimates how spectrum prices are affected by changes in supply. It can be argued that at some point, demand for spectrum in the U.S. will be satisfied; additional spectrum beyond this amount will then have a moderating effect on spectrum prices.

(9) We assume that the costs associated with deploying a PCS-based network have been factored into the pricing decision by the bidder for PCS spectrum. Hence, any other costs that are incurred in order to deploy services which are comparable to PCS services are incremental to the PCS-based costs.


The Brattle Group
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October 7, 2005
Page 7


is consistent with our review of various reports, which indicate that financial analysts have taken a "discount to PCS" approach by applying a defined discount rate to PCS values.(10)

POTENTIAL VALUE: ADJUSTED MARKET COMPARABLE ANALYSIS FOR GENERIC MSS/ATC
SPECTRUM

We estimate potential value by: 1) estimating the enterprise value of a nation-wide wireless operator based on the market value for nationwide PCS licenses (on a $ per MHz-pop basis), and then 2) deducting from the enterprise value the incremental costs associated with building and running a hybrid network. We then reconvert the adjusted enterprise value back to a $ per MHz-pop value. Admittedly, our approach is not as direct and transparent as was the case of our previously referenced work in estimating the value of PCS spectrum, because we have no direct market comparables on which to base such an analysis. We readily acknowledge that estimating adjustments presents unique challenges concerning developing technical and other assumptions.

Value of PCS Spectrum

The Brattle Group recently estimated the value of PCS spectrum as part of a valuation of spectrum in the 700 MHz band.(11) We examined transactions involving PCS licenses in the 1.9 GHz band. Two recent major transactions involving broadband PCS licenses considered together yielded a price of $1.60 per MHz-pop. This is consistent with the FCC's 2004 estimate, itself based on market comparables, that 10 MHz of nationwide 1.9 GHz spectrum was worth $1.70 per MHz-pop. We used a simple average of these two figures ($1.65 per MHz-pop) as an estimate of PCS spectrum value.

We validated our market comparable analysis by estimating cash flows for large operators holding spectrum capable of providing service at the national level. Our DCF analysis validated our estimate of spectrum value of $1.65 per MHz-pop, using the costs of capital for large wireless operators as reported in analyst reports.

Enterprise Value

We estimate the enterprise value of a PCS operator as a function of the value of spectrum ($1.65 per MHz-pop), the population covered by the licenses, and the amount of spectrum held. We estimated the values for three wireless operators of different sizes in order to represent the possible valuation impacts associated with size and scale. We assumed that each operator served a national market and that the size of each operator's customer base was related to the amount of spectrum that it held; that is, operators with more bandwidth are able to serve larger customer bases. We estimated the enterprise value to be: $4.7 billion for the operator holding 10 MHz, $9.4 billion for the operator holding 20 MHz, and $14.1 billion for the operator holding 30 MHz.

We selected to analyze three operators of differing sizes in order to reflect the needs and demands of possible acquirers or joint venture partners. The median and mode amount of

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(10) For example, Tejas Securities Group Equity Research set a target price for
     MSS/ATC spectrum at $0.91 per MHz-pop in their coverage of Motient, based on their belief that this spectrum was worth 56%-52% less than PCS spectrum (which it valued at $1.98 per MHz-pop based on FCC Auction 35 prices). This target appears to have been modified to $0.71 per MHz-pop in Tejas September 23, 2005 equity research report.

(11) See Letters to the U.S. House of Representatives Committee on Energy and Commerce and the U.S. Senate Committee on Commerce, Science and Transportation regarding the value of wireless spectrum in the 700 MHz band, by William P. Zarakas and Dorothy Robyn, May 18, 2005.


The Brattle Group
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October 7, 2005
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spectrum per metro region by the major license holders in the U.S. is 30
MHz.(12) Thus, existing players that already have some bandwidth, may need moderate additions of bandwidth (e.g., 10 MHz) to supplement their networks; new entrants who currently hold no bandwidth may seek higher bandwidth (e.g., 30
MHz). Each may value spectrum equally (on a $ per MHz-pop basis). Fewer parties would be interested in exceptionally narrow bandwidth spectrum (e.g., 1 MHz).

Our assumption that operators with more bandwidth serve more customers is based on empirical analysis. We reviewed the amount of spectrum held and the customer base served for six wireless carriers currently operating in the U.S., and found that an operator's share of spectrum in the 100 largest metro regions is highly correlated (at 0.95) with its share of subscribers. Applying this assumption to up and coming MSS/ATC operators may be overly optimistic, however, especially in the case of new entrants. We include this assumption in our estimate of potential value for MSS/ATC spectrum, but recognize the possible overstatement of value stemming from applying this assumption in our consideration of risk.

Adjustments

We make three primary deductions from enterprise value for these operators. First, we deduct the cost associated with the space components of the hybrid network. We assume that the satellite portion of an MSS/ATC network will be similar to the systems proposed by MSV and TerreStar; i.e., a single operational geostationary satellite with another satellite serving as a ground spare. Accordingly, we use Motient's estimate of the cost associated with TerreStar's communications system (of at least $550 million) as our adjustment.(13) This equates to approximately $0.19 per MHz-pop for the 10 MHz operator and $0.06 per MHz-pop for the 30 MHz operator. The difference in cost on a per MHz-pop basis reflects differences in scale (i.e., satellite related costs are spread over different amounts of spectrum).

Second, we deduct the incremental cost of dual mode handsets (i.e., phones capable of handling both satellite-based and terrestrial-based calls). Given the number of subscribers contemplated by these hypothetical operators (e.g., possibly 20 million or more subscribers, magnified by customer churn over time), the incremental handset costs have a large impact on valuation. Currently, the difference in cost between dual mode handsets and handsets for terrestrial wireless use only is significant. It is likely that the cost of dual mode handsets will drop considerably if the scale of production increases to a level that rivals mid-sized wireless operators. We did not perform analysis that sought to project the prices of dual mode handsets under such scale assumptions. We understand that operators and analysts have estimated such incremental costs, and Highland has provided us with some insight in this regard. We use $35 per handset as an estimate of incremental cost.(14) The incremental handset cost for the 10 MHz operator is estimated to be $1.6 billion (or $0.57 per MHz-pop) and the comparable cost for the 30 MHz operator is estimated to be $4.4 billion (or $0.52 per MHz-pop). The operator with more spectrum incurs higher costs overall (because, as we discussed above, we assumed that


----------
(12) We analyzed the spectrum held by 12 carriers (including the top five carriers) in the 100 largest markets in the U.S., comprising 205 million pops. The average spectrum held by carrier per metro region is 31 Mhz.

(13) Motient's August 15, 2005 Form 10Q states that TerreStar's communications system will include a satellite, a spare satellite, ground-switching infrastructure, launch costs and insurance. Total cost of this system could exceed $550 million.

(14) We have been provided preliminary estimates of the incremental handset costs by Highland and industry practitioners. Estimates of incremental cost provided range from below $10 per handset to $25 per handset, assuming that production scale is realized. We adopted a higher, more conservative cost for our analysis.


The Brattle Group
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October 7, 2005
Page 9


subscriber base is proportionate with amount of spectrum held), but realizes relatively lower cost on a per MHz-pop basis (compared to the 10 MHz operator) because it spreads these higher costs over more MHz.

Third, we deduct the incremental cost of operating the satellite portion of the hybrid network, i.e., the additional operating costs that would be incurred above and beyond the costs of operating a terrestrial wireless network. We had limited data upon which to base this estimate. We analyzed the relationship between the cost of goods sold and gross property, plant and equipment (PP&E) for satellite operators. This reflects the level of recurring operating costs associated with supporting a given level of satellite equipment.(15) Based on this relationship, we estimate the incremental costs (on an NPV basis) to be approximately $665 million for the 10 MHz operator (or $0.23 per MHz-pop) and $687 million (or $0.08 per MHz-pop) for the 30 MHz operator.(16)

We note here that in our view the above adjustments are conceptually sound. These deductions may be further refined pending additional data, supporting economic and/or technical studies, and/or additional analysis by Brattle.

RANGE ESTIMATE FOR "GENERIC" MSS/ATC SPECTRUM

Our estimate of the potential value of MSS/ATC spectrum ranges from $0.65 to $0.99 per MHz-pop (for the 10 MHz and 30 MHz operators), based on deduction of the incremental costs associated with building and operating a hybrid network above and beyond the costs associated with building and running a stand-alone PCS network.

The range is driven almost entirely by the scale economies associated with size of bandwidth holding. Our estimated range of value is sensitive to the assumptions that we applied in developing adjustments (above). Modifying these assumptions may have a significant impact on the estimated adjustments and hence the estimated range of values. For example, reducing the incremental cost of handsets will increase the estimated value of the subject MSS/ATC spectrum. Likewise, increasing the incremental cost of handsets will serve to reduce the estimated value.

The $0.65 to $0.99 per MHz-pop range reflects the potential value of spectrum if the implementation of an MSS/ATC based business plan goes smoothly. The range also indicates the possibility of a premium that may be placed on bandwidth size. The higher value in the range ($0.99 per MHz-pop) is associated with the 30 MHz operator, while the lower end of the range ($0.65 per MHz-pop) reflects the value of the 10 MHz operator.

We do not naively adopt this range as the unequivocal indicator of MSS/ATC spectrum value. This range is significantly higher than the current implied spectrum value estimated to be from $0.32 to $0.35 per MHz-pop. The difference between our estimate of potential value and current


----------
(15) Few satellite operators have data for these income statement and balance sheet values. Based on a review of 5 operators for which data is available, the average COGS to Gross PP&E ratio is about 10%. This means that for every $100 million of capital expenditures on satellite equipment, a company would need to spend $10 million per year in operating costs. Increasing the ratio of COGS to Gross PP&E by 5% (to 15%) serves to decrease the value of spectrum by about $0.05 per MHz-pop.

(16) The difference in satellite operating costs between the 13.3 and 28 MHz cases is due to the impact of these costs on taxes. Our calculation includes replacement capex (based on the cost of the satellite equipment and its asset life) and straight-line depreciation of satellite capital costs of 1/15th per year.


The Brattle Group
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October 7, 2005
Page 10


implied value for MSS/ATC spectrum is approximately 46% to 68%. This gap appears to reflect market recognition of the risk inherent in an MSS/ATC undertaking. Specifically, this risk includes uncertainty concerning completion of a hybrid system, concerns regarding interference and technical issues, uncertainty regarding room for another provider in a competitive wireless market, concerns over liquidity of spectrum assets as carriers complete national presence, and regulatory uncertainties, as well as other issues. We conclude that our estimate of potential value provides a high end range of value which likely will not be realized.

MSV AND TERRESTAR SPECTRUM

Thus far we have examined the current market value and potential value for MSS/ATC spectrum in general. We now examine spectrum held by MSV and TerreStar. As discussed earlier, MSV holds 28 MHz of L-Band spectrum(17) and TerreStar holds 13.3 MHz of S-Band spectrum.(18) We also understand that these amounts of spectrum are subject to adjustment, especially in the case of S-Band spectrum assigned to TerreStar.

Applying our analysis of generic MSS/ATC spectrum to MSV and TerreStar then involves considering 1) whether or not possible technical differences between S-Band and L-Band spectrum will affect relative spectrum values and 2) whether or not the $ per MHz-pop value is affected by the amount of spectrum held.

Technical and Interference Issues

We have not performed specific technical analyses of S-Band and L-Band spectrum.(19) We are aware, however, that the FCC in its most recent ATC order had substantially changed certain technical standards for ATC in the L-Band because of concerns with interference. It is unclear whether or not this adjustment by the FCC addresses the full range of technical concerns, but it appears that interference remains an issue to be resolved and that its resolution will require coordination among the various L-Band spectrum holders.

The S-Band (2 GHz) spectrum appears to present a very different case; it is adjacent to PCS (1.9 GHz) spectrum and, we understand, free of the technical and interference issues found in L-Band spectrum.

Because we have not conducted or reviewed specific technical analysis associated with L-Band spectrum, we do not rely on technical issues as the sole basis upon which to differentiate the

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(17) The L-Band spectrum is self-allocated among the five international satellite operators involved: AMSC (US), TMI (Canada), Telecomm (Mexico), TMSat (Russia), and Inmarsat (UK). For Region 2 (North America), this allocation is based on the Mexico City Memorandum of Understanding (MOU). MSV has challenged Inmarsat's claim to 28 MHz and has claimed that it is entitled to 28 MHz itself. It is possible that upon resolution of this disagreement, MSV will hold less than the 28 MHz referenced above.

(18) There are 40 MHz in the 2 GHz spectrum band assigned to mobile satellite services (MSS), with only two of the initial eight companies currently remaining as licensees. The FCC recently increased the allocation of spectrum to TMI Communications and Company Limited Partnership (TerreStar) and ICO Satellite Services G.P. to 13 1/3 MHz each, leaving 13 1/3 MHZ unassigned. In International docket 05-221, the FCC sought comment concerning options to reassign the remaining 13 1/3 MHz. Options include: reassigning it to TMI and ICO as the companies have asked; reassigning it to new MSS licensees; or reallocating it to another service. If the FCC pursues the first option, it is possible that TerreStar would receive an additional 6 2/3 MHz, bringing its total to 20 MHz.

(19) Such analysis would be conducted by an independent technical resource; Brattle's analyses involve economic, financial, and regulatory analyses.


The Brattle Group

October 7, 2005
Page 11


values of S-Band from L-Band spectrum. However, all other factors being equal, interference or technical issues (should they be present and costly to correct) would serve to reduce the relative value of L-Band spectrum compared to S-Band spectrum on a $ per MHz-pop basis.

Bandwidth Premium

We showed in our analysis of generic MSS/ATC spectrum above that, all other factors being equal, broader bandwidth allows carriers to realize economies of scale (and likely scope). This in turn can translate into higher revenues and lower cost per MHz-pop and, overall higher value per MHz-pop than narrower broadband allotments. We now analyze whether or not potential partners will attach this premium to MSS/ATC spectrum.

Review of various reports by financial analysts, as well as our own understanding of the wireless communications industry, suggests that it is unlikely that MSV or TerreStar will build-out their MSS/ATC networks by themselves. Instead, they likely will have to partner with an established wireless carrier (e.g., T-Mobile), with a wireline communications company (e.g., Comcast) or with a strong brand and/or a marketing company, especially one with a high tech affiliation (e.g., Microsoft, Yahoo).(20) Such an arrangement would alleviate financing concerns and also reduce the risk associated with not completing construction and/or launching services.(21)

Companies with substantial spectrum properties (i.e., existing wireless operators) may seek to bolster existing bandwidth with moderately sized blocks of bandwidth, and not attach a premium to large blocks of spectrum. Conversely, companies that are new to wireless communications (e.g., Comcast or Microsoft) would likely attach a premium to high bandwidth national licenses. However, these new entrants also face lower NPVs because they face a "ramp-up" of their customer base.(22) (Existing carriers seeking to augment their spectrum holding likely already have a customer base in place and do not face the same level of ramp-up costs.)

Thus, the premium that new entrants may place on high bandwidth spectrum may be eroded, possibly to the level at which we value narrower bandwidth spectrum. We infer that when the practical realities of the wireless market are considered, the bandwidth premium is modest at best.

Relative Spectrum Value

Determining the values of MSV's L-Band and TerreStar's S-Band spectrum is subject to some uncertainty, and we are not able to specifically quantify how each of these deviates from our estimates of "generic" MSS/ATC spectrum. Instead, we provide a qualitative estimate of the relative values of MSV's L-Band and TerreStar's S-Band spectrum.

Overall, it appears that the low level (or possibly absence) of a bandwidth premium makes the value of MSV's L-Band spectrum roughly equal to the value of TerreStar's S-Band spectrum on

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(20) Note that we have no specific knowledge of interest in either of these players in investing in MSS/ATC systems.

(21) Risk would be more pronounced if either MSV or TerreStar built their networks as stand-alone companies without partners; they would face risk in completing and financing the project as well as in gaining market share in a competitive mobile communications market.

(22) We modified the DCF model that we used earlier to account for ramp-up time. Multi-year ramp-up resulted in an estimated decline in spectrum values of up to $0.50 per MHz-pop. Such a discount is in line with and related to our earlier estimate of risk (i.e., the difference between potential value and current trading value).


The Brattle Group

October 7, 2005
Page 12


a $ per MHz-pop basis. The value of S-Band spectrum may increase relative to L-Band spectrum, however, if the interference or technical issues referred to above prove costly to correct and/or result in delaying deployment of an MSS/ATC network.

We summarize our supporting findings below:

     - Estimates of current MSS/ATC values (implied through stock prices) provides the best indication of actual market value in general. Our estimate of potential value assumes a very low level of risk, and thus provides a high end of possible spectrum value. Qualitative adjustment of our high end estimate to allow for a modest (negative) premium to account for risk places our estimates of potential value closer to the range estimated by financial analysts.(23)

     - Premiums for bandwidth size, which we estimate in our analysis of potential values, reflect the economics of scale and utilization of spectrum. We show that with these assumptions, a bandwidth premium are potentially worth up to $.34 per MHz-pop when going from 10 MHz up to 30 MHz. However, when we consider the specific needs and demands of potential partners, the bandwidth premium is reduced considerably, and it appears that, all others things being equal, the value of MSV's L-Band spectrum would be roughly equal to the value of TerreStar's S-Band spectrum on a $ per MHz-pop basis. Any bandwidth premium that might be assigned to MSV would be minimized or removed if TerreStar was allotted an additional 6 2/3 MHz from the FCC (bringing its total spectrum holding to 20 MHz). A bandwidth premium would be still further reduced if MSV has its allocation of L-Band spectrum in North America slightly reduced from its 28 MHz level.

     - We noted above that it appears that, at a minimum, resolution of interference issues will require coordination among L-Band operators. If so, this will delay deployment of an MSS/ATC network. Assuming the absence of a bandwidth premium, such a technical issue may serve to reduce the relative value of L-Band spectrum compared to S-Band spectrum on a $ per MHz-pop basis.

CURRENT VALUATIONS

As a final step, we looked again to current market valuations. We noted earlier that the implied spectrum values ascribed by financial analysts in general to MSS/ATC spectrum appears to be between $0.32 to $0.35 per MHz-pop. We are aware of two analyses of implied spectrum values which reflect "pure" L-Band and S-Band plays, however. The implied valuation for Inmarsat, which holds L-Band spectrum only, is $0.10 per MHz-pop.(24) We can compare this to the implied value associated with ICO Global,'s holding of 13 1/3 MHz of S-Band spectrum. ICO's S-Band spectrum is valued by financial analysts at approximately $0.31 per MHz-pop, and analysts target the value of this spectrum at $0.51 per MHz-pop.(25)

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(23) For example, Tejas estimated the target value for ICO Global to be $0.51 per MHz-pop and target value for Motient to be $0.71 per MHz-pop.

(24) Tejas Securities Group, Inc equity research coverage on Inmarsat, September 6, 2005.

(25) Tejas Securities Group, Inc. equity research coverage of ICO Global Communications, August 25, 2005.



The Brattle Group

October 7, 2005
Page 13

This implied spectrum valuation provides anecdotal support for our conclusions above. However, a variety of other factors, in addition to type of spectrum held, are likely at play in affecting target spectrum values, and we have not analyzed the impact that other factors (such as issues associated with Inmarsat's current scope and level of operations) have had upon the setting of Inmarsat's stock price.(26) We are also aware that in another instance, financial analysts (in valuing Motient) have estimated the spectrum values MSV and TerreStar on a combined basis, which may suggest that they value L-Band and S-Band spectrum to be of equivalent value on a $ per MHz-pop basis. For these reasons, we did not use Inmarsat's applied spectrum value as the basis to quantify the value of L-Band spectrum compared to the value of S-Band spectrum.


We appreciate the opportunity to provide this information to Highland, and are available to discuss our analysis further. Owing to the importance of our work for Highland, we again note that our analysis was based on numerous assumptions. The work presented here by Brattle is not intended to be and should not be used as an expert report or as the basis for expert testimony related to or in support of any litigation.

Sincerely,


/s/ William P. Zarakas                      /s/ Kathleen Wallman


William P. Zarakas                          Kathleen Wallman
Principal                                   Senior Advisor
The Brattle Group*                          The Brattle Group


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(26) Brattle frequently performs such empirical analysis, which involves considerable effort to determine explanatory powers of variables.

* The Brattle Group is an economic consulting firm that specializes in the application of quantitative methods in economics and corporate finance to the analysis of competition in network industries. William Zarakas heads Brattle's practice in telecommunications. Kathleen Wallman is a Visiting Research Professor at Georgetown University, and was formerly Chief, Common Carrier Bureau at the FCC.



The Brattle Group